UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
MANCAN Wine, LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Ohio

Date of organization
November 7, 2014

Physical address of issuer
1455 W. 29th Street, Cleveland, OH 44113

Website of issuer
https://www.mancanwine.com

Name of intermediary through which the Offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered

Crowd Notes

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a Broker-Dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
December 15, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$234,336	$154,020
Cash & Cash Equivalents	$75,967	$3,362
Accounts Receivable	$0	$0
Short-term Debt	$5,835.00	$11,516
Long-term Debt	$30,987	$247,008
Revenues/Sales	$168,991	$7,731
Cost of Goods Sold	$104,905	$1,871
Taxes Paid	$0	$0
Net Income	-$90,050	-$104,504

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A

OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
October 15, 2017

MANCAN Wine, LLC

Up to $1,070,000 of Crowd Notes

MANCAN Wine, LLC ("Mancan," "the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the company must reach its Target Amount of $25,000 by December 15, 2017. The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $400,000 under the Combined Offerings (the "Closing Amount") by December 15, 2017, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The company will accept oversubscriptions in excess of the Target Amount up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to December 15, 2017, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased under Regulation CF is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. THE SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY, NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those

contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: https://www.mancanwine.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

UPDATES

Updates on the status of this Offering may be found at: https://www.seedinvest.com/mancan.wine/seed

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

MANCAN Wine, LLC ("Mancan", the "Company") is an Ohio Limited Liability Company, formed on November 7, 2014.

The Company is located at 1455 W. 29th Street, Cleveland, OH 44113.

The Company's website is https://www.mancanwine.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on SeedInvest under https://www.seedinvest.com/mancan.wine/seed and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Business
The Company produces drinkable wine in a can, sourced from great California grapes for a set of specially- designed blends.

The Offering

Minimum amount of Crowd Notes being offered	$25,000
Maximum amount of Crowd Notes	$1,070,000
Purchase price per Security	Determined in conjunction with a Broker-Dealer.
Minimum investment amount per investor	The minimum investment is this offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.
Offering deadline	December 15, 2017
Use of proceeds	See the description of the use of proceeds on page 11 hereof.
Voting Rights	See the description of the voting rights on page 8-9 and13 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Our historical revenue is very lump month to month. This lumpiness in revenue may lead to uncertainty in predicting future revenue. This may further exasperate any cash constraints the Company faces now or in the future.

The Company has a low cash position of $14K, which represents 1 month of burn given company projections. If the Company is unable to hit its revenue projections or raise additional capital, it may be unable to meet its financial obligations.

MANCAN Wine faces competition from other companies in the canned wine space. Existing companies that engage in the canned wine business or are within the beverage space could introduce new or enhance existing products. If the Company is able to establish a market around its product, it may find that larger, better funded companies may enter the market, which could negatively impact MANCAN's growth.

MANCAN anticipates heavily increasing its burn rate from ~$20K to ~$120K, largely to fund marketing. If the Company is unable to meet its projected revenue targets this elevated spend may quickly reduce the Company's runway.

T***he Company, Mancan Wine, LLC, is the owner of the trademark "Mancan" and was involved in litigation to protect their trademark against a non- affiliated company.*** A settlement has been proposed, and the trademark dispute is expected to be resolved within the next reporting period. Currently, no reasonable estimate of a probable loss can be made; therefore, no loss contingency was accrued in the Financial Statements.

The reviewing CPA has included a "going concern" note in the reviewed financials. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

We have a controversial brand. Our business is substantially dependent upon awareness and market acceptance of our products and brands. Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse effect on our revenues and financial results.

The Company has related party transactions. The Company had outstanding non-interest bearing Related Party Loans payable in the amount of $30,987. These loans have no maturity date, and may be repaid at a future date at management's discretion.

We do not have agreements in place with any of our retail accounts. Although Mancan was sold in retail stores like Kroger, Whole Foods, and Costco, we do not any have contractual agreements signed with them. No assurance can be given that we will be able to maintain these retail relationships. The loss of any retail accounts or the inability to deliver orders in a timely fashion could have a material adverse effect on our business, financial condition and results of operations.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Fisk Biggar and Graham Veysey who are CFO and CEO of the Company. The Company has or intends to enter into employment agreements with Fisk Biggar and Graham Veysey although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Fisk Biggar and Graham Veysey or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We are heavily dependent on our distributors, yet we only have written agreements with some of them. In the United States where substantially all of our wine is sold, we sell wine to independent distributors for distribution to on-premise locations. Although we currently have a network of wholesale distributors, sustained growth will require us to maintain such relationships and enter into arrangements with additional distributors in new markets. No assurance can be given that we will be able to maintain our current distribution network or secure additional distributors on terms favorable to us, or at all.

Our distributors often represent competing wine brands, as well as national wine brands, and are to varying degrees influenced by their continued business relationships with other winemakers. Our independent distributors may be influenced by a large winery, particularly if they rely on that winery for a significant portion of their sales, which many distributors do. In addition, certain of our distributors cover a substantial network of certain on-premise retailers. While we believe that the relationships between us and our distributors are generally good, some of these relationships are relatively new and untested and there can be no assurance that any or all of our distributors will continue to effectively market and distribute our products. The loss of any distributor or the inability to replace a poorly performing distributor in a timely fashion could have a material adverse effect on our business, financial condition and results of operations.

Federal, state and local laws and regulations govern the production and distribution of spirits, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships and various other matters. To operate our winery, we must obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration, state alcohol regulatory agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Noncompliance with such laws and regulations may cause the Alcohol and Tobacco Tax and Trade Bureau or any particular state or jurisdiction to revoke its license or permit, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales. We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes. Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the Securities Act or a financing using preferred shares),the notes will convert into a yet to-be-determined class of preferred stock. The notes will convert at a discount of 20%, or based on a $4 million valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $4 million valuation cap, so you should not view the $4 million as being an indication of the Company's value. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized Preferred Stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-Major Investor under the terms of the notes offered, and therefore, you have more limited information rights and you will not have the right to automatically participate in future offerings, and therefore not have the same anti-dilution protections as Major Investors.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 78.5% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

You will be bound by an investment management agreement, which limits your voting rights. As a result of purchasing the notes, all non-Major Investors (including all investors investing under Regulation CF) will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future

preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes or majority of the shares of the preferred equity the notes will convert into, vote to terminate the agreement.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

The problem is the current experience of drinking wine is inconvenient. From deciphering varietals and flowery labels, to getting out stemware and corkscrews, there is no easy-go-to-everyday wine. In a $60B wine industry, MANCAN provides the needed convenience while targeting a key demographic of the market with a brand that has resonance and longevity. As one of the first-movers in the canned wine industry AND a differentiator with their target consumer, MANCAN is positioned to be the brand that is synonymous with wine-in-a-can. The canned wine industry has grown over 100% in the last 12 months, making the sector the fasted growing category within the $60B US wine industry. MANCAN is already a category leader with national placements in such as BevMo!, Total Wine & More and Whole Foods*.

*Note: MANCAN does not currently have contracts or agreements in place with these retailers.

Business Plan

We plan to increase our marketing spend on the consumer side. The raise will also allow us to support large accounts with large inventory requirements and ensure that once that large inventory is on the shelves, we can run targeted marketing campaigns so those accounts sell through.

The Company's Products and/or Services

Product / Service	Description	Current Market
MANCAN Wine	MANCAN Wine produces high quality wine in a can. We were deliberately non-varietal and non-vintage, instead opting for a universally drinkable wine that can deliver an identical flavor profile year after year. We have a simple lineup of red, white, and "fizzy" wine and will be adding a rosé as well.	US wine drinkers.

MANCAN has earned the coveted "Best Buy" rating from Wine Enthusiast Magazine and a gold medal from the Wine & Spirits Wholesalers of America.
MANCAN's winemaker, with over two decades of experience, shares the founder's passion for awesome wine that can be casually enjoyed. MANCAN's grapes are sourced in California, and each can is hand-crafted in Sonoma County. Each wine is intentionally non-vintage and non-varietal, allowing for the same great taste year-after-year, can-after-can.
At 12.6 ounces, MANCAN is inline with consumer behavior. When does one ever have just one glass? The average consumption amount of the millennial is 3.1 glasses per sitting. Most of the competitive class is too small and outdated.
Price and quality have always been the lead drivers. By introducing a new packaging category, quality perception by the consumer is the principal characteristic for acquiring long-term customers, while offering a price that has mass appeal. MANCAN's typical retail price point is 20-25% less than their competitors.

We plan on introducing a rose wine to our product lineup.

MANCAN Wine is distributed across the country via the three-tiered alcohol distribution system.

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known national wine brands. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands.

We believe we have a first move advantage as canned wine. We believe the strong brand we've built as an exclusively wine in a can company also gives us an advantage. Our vessel size meets consumer behavior drinking patterns for our target demographic versus more traditional vessels. Our low capital costs keep our business lean and results in lower prices for consumers. Our product can also provide strong margins to the retailer, incentivizing them to sell MANCAN to their customers.

Customer Base
Our customers are primarily millennial wine drinkers. Based on our research, millennials are the most powerful wine purchasers in the US, responsible for 42% of all consumption by volume. Additionally, millennials have the highest consumption rate of any demographic, at 3.1 glasses of wine per sitting. While acknowledging that 57% of wine drinkers are women, the formula for female-oriented product development has become entrenched and saturated.
Meanwhile, MANCAN targets an underrepresented demographic - the male millennial and "soccer-dads." The male wine consumer comprises 50% of the overall purchasing power in the wine market. 84% of men are now primary grocery shoppers, a 19% increase from a decade ago. MANCAN leverages a growing category with the introduction of a new brand to the male millennial who is ripe for a new consumption trend.

Intellectual Property

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
4871578	IC 033. US 047 049. G & S: Wine. FIRST USE: 20150925. FIRST USE IN COMMERCE: 20150925	MANCAN	August 15, 2014	December 15, 2015	USA

Litigation

Parties	Description	Status
MANCAN Wine and Mancan Beer	Copyright Dispute	We have proposed a settlement which we expect to be accepted. We are the rightful owners of the trademark, yet we are electing to forgo the fight and save the cash. The offending party poses little threat to our enterprise value.

Other
The Company's principal address is 1455 W. 29th Street, Cleveland, OH 44113

The Company has the following additional addresses: We lease warehouse space in CA for our finished product: Valley Wine Warehouse 175 Tower Road, American Canyon, CA 94503

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised based on the Company's forecast.

We will adjust roles and tasks based on the net proceeds of this offering. If we raise the Minimum Amount of $25,000, the net proceeds of this offering to the issuer, after the expenses of the offering (payment to the SeedInvest and legal, accounting and related expenses), will be approximately $13,875. We plan to use these proceeds as follows:

Use of Proceeds	% of Proceeds	If Target Offering Amount Sold
Occupancy and G&A	6%	$832
Inventory	25%	$3,469
Employee Costs	24%	$3,330
Marketing	45%	$6,244
Total	**100%**	**$13,875**

If we raise the Maximum Amount of $1,070,000, the net proceeds of this offering to the issuer will be approximately $980,500. We plan to use these proceeds as follows:

Use of Proceeds	% of Proceeds	If Target Offering Amount Sold
Occupancy and G&A	6%	$58,830
Inventory	25%	$245,125
Employee Costs	24%	$235,320
Marketing	45%	$441,225
Total	**100%**	**$980,500**

The above table of the anticipated use of proceeds is not binding on the Company and is merely description of its current intentions.
We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

The company is an Ohio Limited Liability Company, and does not currently have a Board.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
H. Fisk Biggar

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CFO - January 2015 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CFO - MANCAN Wine - January 2015 - Present
VP Corporate Development and GM Whim Travels - The Quintess Collection - January 2016 - September 2016
Director of Channel Sales - The Quintess Collection - November 2012 - January 2016

Fisk Biggar is a husband, father and avid outdoorsman. A native to Cleveland, Ohio, he has spent the last decade exploring the mountains of Colorado. In 2010, Fisk was a member of the founding team for BB's Kitchen in Aspen, CO, where he served as the General Manager. In 2011 "BB's" was named as one of Colorado's top restaurants by Esquire, and continues to serve as a staple in Aspen's notorious restaurant community. While pursuing his MBA, Fisk served as the Vice President of Business Development for the Quintess Collection. During his tenure, Fisk established new revenue resources and strategic business partnerships while creating an entirely new business unit – Whim Travels. In 2015 he began helping his life-long friend, Graham Veysey, with MANCAN Wine. Quickly this extracurricular grew into a company with sales across the USA and required full-time attention. Fisk currently serves as the Head of Finance for MANCAN. He received his MBA from The University of Denver, Daniels College of Business, and his B.A. from Colgate University.

Name
Graham Veysey

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO - January 2015 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CEO - MANCAN Wine - September 2015 - Present
Principal - North Water Partners - January 2009 - Present

Graham Veysey lives in a 140-year-old firehouse in Hingetown – part of the Ohio City neighborhood in Cleveland, Ohio that he developed with his wife, neighbors, and other collaborators. As a grassroots neighborhood developer, Graham helped convert the vacant Ohio City Firehouse into a vibrant mixed-used building with a coffee shop, florist and collection of offices. Graham developed the block kitty-corner from the Firehouse into dynamic retail and residential, helping to create an intersection that is now one of Cleveland's most unique destinations. Called Hingetown, his developments are part of a group of projects that work to connect parts of Cleveland, promoting walking and biking. Graham was instrumental in bringing bike sharing to Cleveland and was project director for the Ohio City Farm, a six-acre urban farm in Cleveland. A strong storyteller, Graham has won 4 Emmy awards. Graham consults for the Aspen Institute, managing their partnership with Khan Academy and producing aspects of the Aspen Ideas Festival and the Vanity Fair New Establishment Summit. He founded the media company North Water Partners, producing content for global brands, arts and cultural institutions, and political campaigns. He serves on the boards of The Refugee Response, Cleveland Public Theatre, and the Bidwell Foundation.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Ohio law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 3 employees in Ohio.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Equity
Amount outstanding	$442,000
Voting Rights	Only for founder shares
Anti-Dilution Rights	Yes
How this Security may limit, dilute or qualify the Preferred Equity issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	14.53%

In 2016, the Company converted outstanding Notes Payable in the amount of $280,863, including accrued interest, into equity. The raised capital resulting from this conversion was presented as part of Contributed Capital on the Company's Balance Sheet as of December 31, 2016.

The Company has the following debt outstanding:

Type of debt	Promissory Notes
Name of creditor	Graham F. Veysey
Amount outstanding	$18,128
Interest rate and payment schedule	No interest; The Borrower has the right to pay back the loan in-full or make additional payments at any time without penalty.
Other material terms	N/A

Ownership
A majority of the Company is owned by the two founders: Fisk Biggar and Graham Veysey.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Graham Veysey	45.45
Fisk Biggar	33.05

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company has incurred recurring losses and negative cash flows from operating activities since inception. The Company generated $66,300 in revenue in 2016, and $5,860 in 2015. Net losses was $104,504 and $90,050 in 2015, and 2016 respectively. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

The Company's fixed assets consist of machinery and equipment, automobiles and trucks, and office equipment. The assets are depreciated using the straight-line method. Depreciation expense was $5,393, and $14,172 in 2015, and 2016 respectively.

The Company leases warehouse space for storage of its inventory on an as-needed basis under a per-unit stored lease arrangement. There are no future minimum lease payments due under the lease.

Liquidity and Capital Resources
The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $10,000 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information
Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Valuation
As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage Company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a Company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a Company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

THE OFFERING AND THE SECURITIES

The Securities offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a Preferred Stock financing raising more than $1 million).
- Once a "qualified equity financing" occurs, the notes may be converted thereafter.

The price at which the Crowd Notes sold in this offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $4 million valuation cap, if the conversion takes place after the qualified equity financing; or
- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $400,000 Combined Escrow Target between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $1,070,000 from investors through Regulation Crowdfunding before the deadline of December 15, 2017.

The minimum investment is this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Purchasers of Crowd Notes will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes vote to terminate the agreement.

Securities sold pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the Securities Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors in those Crowd Notes will be entitled to participation rights in future offerings of equity securities up to the purchase price of their Crowd Notes and will be considered major investors, to the extent that concept exists, in those offerings. Further, Major Investors will be entitled to greater information rights than non-major investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-Major counterparts.

Dilution

Even once the Crowd Notes convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel

investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier Offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

In December, the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the Company but her stake is worth $200,000.

In June 2015 the Company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the Company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

Each prospective Purchaser should consult with his own tax and ERISA advisor as to the particular consequences to the Purchaser of the purchase, ownership, and sale of the Purchaser's Securities, as well as possible changes in the tax laws.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Dilution

Even once the Crowd Notes convert into preferred or common equity securities, as applicable, the investor’s stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier Offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

In December, the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the Company but her stake is worth $200,000.

In June 2015 the Company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the Company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes

get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
As of December 31, 2016, the Company had outstanding non- interest bearing Related Party Loans payable in the amount of $18,128. These loans have no maturity date, and may be repaid at a future date at management's discretion.
As of Oct

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: N/A

OTHER INFORMATION
Bad Actor Disclosure

None

SEEDINVEST INVESTMENT PROCESS

Making an investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your convertible note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;

The intermediary will notify investors when the target offering amount has been met;

The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF offering and the closing amount under both offerings, it will not close this offering;

If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline;

If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;

If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned; and

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding offering during any 12-month period:

If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
1. The Company becomes a fully-reporting registrant with the SEC
2. The Company has filed at least one annual report, but has no more than 300 shareholders of record
3. The Company has filed at least three annual reports, and has no more than $10 million in assets
4. The Company or another party repurchases or purchases all the securities sold in reliance on Section 4(a)(6) of the Securities Act
5. The Company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my securities after buying them?

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for theses securities and the Company does not have any plans to list these securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists its securities on an exchange, is acquired, or goes bankrupt.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Fisk Biggar
(Signature)

Fisk Biggar
(Name)

Head of Finance
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Graham Veysey
(Signature)

Graham Veysey
(Name)

CEO
(Title)

October 16, 2017
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Fisk Biggar
(Signature)

Fisk Biggar
(Name)

Head of Finance
(Title)

October 16, 2017
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

MANCAN WINE, LLC

Unaudited Financial Statements For The Years Ended December 31, 2016 and 2015

September 22, 2017

Independent Accountant's Review Report

To Management
Mancan Wine, LLC
Cleveland, OH

We have reviewed the accompanying balance sheet of Mancan Wine, LLC as of December 31, 2016, and 2015, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
September 22, 2017

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

MANCAN WINE, LLC
BALANCE SHEET
DECEMBER 31, 2016 AND 2015

		2016	2015
ASSETS			
CURRENT ASSETS			
Cash		$ 75,967	$ 3,362
Inventory		155,742	134,504
	TOTAL CURRENT ASSETS	231,709	137,866
NON-CURRENT ASSETS			
Machinery and Equipment		21,826	21,826
Automobiles and Trucks		8,712	8,500
Computer and Office Equipment		654	-
Accumulated Depreciation		(19,565)	(14,172)
	TOTAL NON-CURRENT ASSETS	11,627	16,154
	TOTAL ASSETS	243,336	154,020
LIABILITIES AND MEMBER'S EQUITY			
CURRENT LIABILITIES			
Accounts Payable		5,818	10,572
Payroll Liabilities		17	944
	TOTAL CURRENT LIABILITIES	5,835	11,516
NON-CURRENT LIABILITIES			
Related Party Loans		30,987	31,299
Notes Payable		-	215,709
	TOTAL NON-CURRENT LIABILITIES	30,987	247,008
	TOTAL LIABILITIES	36,822	258,524
MEMBER'S EQUITY			
Contributed Capital		336,450	-
Retained Earnings (Deficit)		(129,936)	(104,504)
	TOTAL MEMBER'S EQUITY	206,514	(104,504)
	TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 243,336	$ 154,020

Unaudited- See accompanying notes.

MANCAN WINE, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
Operating Income		
Sales	$ 168,991	$ 7,731
Shipping Income	2,214	-
Cost of Goods Sold	104,905	1,871
Gross Profit	66,300	5,860
Operating Expense		
General and Administrative	66,850	26,050
Advertising	44,780	3,438
Professional Fees	14,436	9,719
Payroll	14,225	7,805
Insurance	8,458	1,280
Depreciation	5,393	14,172
Car and Truck	2,208	1,202
Rent	-	1,003
Net Income from Operations	(90,050)	(58,809)
Other Income and Expense		
Interest Expense	-	6,343
Start-up Costs	-	39,352
Net Income	$ (90,050)	$ (104,504)

MANCAN WINE, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
Net Income (Loss) For The Period	$ (90,050)	$ (104,504)
Cash Flows From Operating Activities		
Change in Inventory	(21,238)	(134,504)
Depreciation Expense	5,393	14,172
Change in Accounts Payable	(4,754)	10,572
Change in Payroll Liabilities	(927)	944
Net Cash Flows From Operating Activities	(111,576)	(213,320)
Cash Flows From Investing Activities		
Purchase of Machinery and Equipment	-	(21,826)
Purchase of Automobiles and Trucks	(212)	(8,500)
Purchase of Machinery and Equipment	(654)	-
Net Cash Flows From Investing Activities	(866)	(30,326)
Cash Flows From Financing Activities		
Contributed Capital	336,450	-
Change in Related Party Loans	(312)	31,299
Change in Notes Payable	(215,709)	215,709
Adjustment to Retained Earnings	64,618	-
Net Cash Flows From Financing Activities	185,047	247,008
Cash at Beginning of Period	3,362	-
Net Increase (Decrease) In Cash	72,605	3,362
Cash at End of Period	$ 75,967	$ 3,362

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Mancan Wine, LLC ("the Company") is a limited liability company organized under the laws of the State of Ohio. The Company produces drinkable wine in a can, sourced from great California grapes for a set of specially-designed blends.

The Company will conduct an equity crowdfund offering during the fourth quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fixed Assets

The Company's fixed assets consist of machinery and equipment, automobiles and trucks, and office equipment. The assets are depreciated using the straight-line method. Depreciation expense was $5,393, and $14,172 in 2015, and 2016 respectively.

Advertising

The Company recognizes advertising expenses as incurred.

Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company elected treatment as a partnership for the year's ended December 31, 2016, and 2015, and is not a taxpaying entity. All items of income and expense reported by the Company were allocated to the members of the Company and reported on their individual income tax returns. The Company's 2015

federal tax filing will be subject to inspection by the Internal Revenue Service until 2019. The Company's 2016 federal tax filing will be subject to inspection by the Internal Revenue Service until 2020.

For tax year 2016, the Company paid Ohio Commercial Activity Tax in the amount of $150. The Company's 2015 Ohio Commercial Activity Tax filing will be subject to review by that State until 2020. The Company's 2016 Ohio Commercial Activity Tax filing will be subject to review by that state until 2021.

Warehouse Fees

The Company leases warehouse space for storage of its inventory on an as-needed basis under a per-unit stored lease arrangement. There are no future minimum lease payments due under the lease.

Equity Conversion

In 2016, the Company converted outstanding Notes Payable in the amount of $280,863, including accrued interest, into equity. The raised capital resulting from this conversion was presented as part of Contributed Capital on the Company's Balance Sheet as of December 31, 2016.

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- RELATED PART TRANSACTIONS

As of December 31, 2016, the Company had outstanding non-interest bearing Related Party Loans payable in the amount of $30,987. These loans have no maturity date, and may be repaid at a future date at management's discretion.

NOTE E- COMMITMENTS AND CONTINGENCIES

The Company, Mancan Wine, LLC, is the owner of the trademark "Mancan" and was involved in litigation to protect their trademark against a non-affiliated company. A settlement has been proposed, and the trademark dispute is expected to be resolved within the next reporting period. No reasonable estimate of a probable loss can be made; therefore, no loss contingency was accrued in the Financial Statements.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before September 22, 2017, the date that the financial statements were available to be issued.

EXHIBIT C

PDF of SI Website

EDIT SHARE


RED WINE
MANCAN

MANCAN Wine

Awesome-wine-in-a-can that is simple, carefree, and of the highest quality. Edit Profile

$500	$4,000,000	Crowd Note
Minimum	Valuation cap	Security Type

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

MANCAN Wine is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by MANCAN Wine without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Total US Wine Sales In 2016

$60B

Canned Wine Industry Grew In 2016

125%

- 2017 Placements: largest domestic grocery chains such as Kroger, Whole Foods, Costco, Total Wine & More, and BevMo!
- Revenue grew 119% year over year to $371K; Total retail placements grew 132% to 890+ (as of September 2017).
- Award winning sparkling and white wine endorsed as "Best Buys" by Wine Enthusiast.
- National earned media from the Wall Street Journal to the TODAY show to multi-million views on YouTube celebrity Casey Neistat's channel.
- Placements at Browns Stadium (140 cases sold during a U2 concert at Browns Stadium)

- Round Size: US $1,070,000
- Raise Description: Seed
- Minimum Investment: US $500 per investor
- Security Type: Crowd Note
- Valuation Cap: US $4,000,000
- Target Minimum Raise Amount: US $400,000
- Offering Type: Side by Side Offering

MANCAN is awesome wine-in-a-can that is disrupting the $60B US wine industry with a quality universal blend in a proven package and a brand that resonates.

The problem is the current experience of drinking wine is inconvenient. From deciphering varietals and flowery labels, to getting out stemware and corkscrews, there is no easy-go-to-everyday wine. In a $60B wine industry, MANCAN provides the needed convenience while targeting a key demographic of the market with a brand that has resonance and longevity.

As one of the first-movers in the canned wine industry AND a differentiator with their target consumer, MANCAN is positioned to be the brand that is synonymous with wine-in-a-can.

The canned wine industry has grown over 100% in the last 12 months, making the sector the fasted growing category within the $60B US wine industry. MANCAN is already a category leader with placements in major grocery retailers* such as BevMo!, Total Wine & More and Whole Foods.

Millennials are the most powerful wine purchasers in the US, responsible for 42% of all consumption by volume. Additionally, millennials have the highest consumption rate of any demographic at 3.1 glasses of wine per sitting. While acknowledging that 57% of wine drinkers are women, the formula for female-oriented product development has become entrenched and saturated.

Meanwhile, MANCAN targets an underrepresented demographic - the male millennial and "soccer-dads." The male wine consumer comprises 50% of the overall purchasing power in the wine market. 84% of men are now primary grocery shoppers, a 19% increase from a decade ago. MANCAN leverages a growing category with the introduction of a new brand to the male millennial who is ripe for a new consumption trend.

*Note: MANCAN does not currently have contracts or agreements in place with these retailers.

Pitch Deck


MANCAN
AWESOME WINE IN A CAN
SEEDINVEST
RED WINE
MANCAN
WHITE WINE BLEND

DOWNLOAD

Product & Service

MANCAN has earned the coveted "Best Buy" rating from Wine Enthusiast Magazine and a gold medal from the Wine & Spirits Wholesalers of America.
MANCAN's winemaker, with over two decades of experience, shares the founder's passion for awesome wine that can be casually enjoyed. MANCAN's grapes are sourced in California, and each can is hand-crafted in Sonoma County. Each wine is intentionally non-vintage and non-varietal, allowing for the same great taste year-after-year, can-after-can.

At 12.6 ounces, MANCAN is inline with consumer behavior. When does one ever have just one glass? The average consumption amount of the millennial is 3.1 glasses per sitting. Most of the competitive class is too small and outdated.

Price and quality have always been the lead drivers. By introducing a new packaging category, quality perception by the consumer is the principal characteristic for acquiring long-term customers, while offering a price that has mass appeal. MANCAN's typical retail price point is 20-25% less than their competitors.

Gallery





TIME @BRIDES ADWEEK Wine Spectator WSJ

Team Story

MANCAN embodies the spirit of its founders. Simplicity and standing up to the status-quo with a care-free attitude is the ethos of MANCAN.

After converting the vacant firehouse on the label into his home, founder Graham Veysey, bought the building across the street and was rehabbing it. Covered in drywall dust, he was at a bar with a friend and was craving wine. "Why are there craft beers in cans and not wine in a can?" he asked. Awesome wine-in-a-can. That was the night MANCAN Wine was born, the first exclusive wine-in-a-can company was born.

The next call was to one of his childhood best friends, Fisk Biggar, an avid fisherman and outdoorsman, and they got to work.

They developed the brand and headed to California. With a seasoned wine-maker, they developed a taste profile that is deliberately non-vintage and non-varietal to deliver an awesome wine in a proven package with the same universal taste appeal can-after-can, year-after-year.

In the fall of 2015, with the first cans in hand, it was time to sell. It started slow, going door to door in San Francisco. Yet, each store led to another, and another; people got it. In 2016, MANCAN grew from the corner stores of the Bay Area to distribution across 8 states with placements in The Theatre at the Ace Hotel, MLB's Progressive Field, Whole Foods and HEB.

Today they have over 890 retail placements* across 11 states, and have yet to look back.

*Note: MANCAN does not currently have contracts or agreements in place with these retailers.

Founders and Officers



Fisk Biggar
HEAD OF FINANCE

Fisk Biggar is a husband, father and avid outdoorsman. A native to Cleveland, Ohio, he has spent the last decade exploring the mountains of Colorado. In 2010, Fisk was a member of the founding team for BB's Kitchen in Aspen, CO, where he served as the General Manager. In 2011 "BB's" was named as one of Colorado's top restaurants by Esquire, and continues to serve as a staple in Aspen's notorious restaurant community. While pursuing his MBA, Fisk served as the Vice President of Business Development for the Quintess Collection. During his tenure, Fisk established new revenue resources and strategic business partnerships while creating an entirely new business unit – Whim Travels. In 2015 he began helping his life-long friend, Graham Veysey, with MANCAN Wine. Quickly this extracurricular grew into a company with sales across the USA and required full-time attention. Fisk currently serves as the Head of Finance for MANCAN. He received his MBA from The University of Denver, Daniels College of Business, and his B.A. from Colgate University.


MANCAN

Graham Veysey
CEO (HEAD WINE GUY)

Graham Veysey lives in a 140-year-old firehouse in Hingetown – part of the Ohio City neighborhood in Cleveland, Ohio that he developed with his wife, neighbors, and other collaborators. As a grassroots neighborhood developer, Graham helped convert the vacant Ohio City Firehouse into a vibrant mixed-used building with a coffee shop, florist and collection of offices. Graham developed the block kitty-corner from the Firehouse into dynamic retail and residential, helping to create an intersection that is now one of Cleveland's most unique destinations. Called Hingetown, his developments are part of a group of projects that work to connect parts of Cleveland, promoting walking and biking. Graham was instrumental in bringing bike sharing to Cleveland and was project director for the Ohio City Farm, a six-acre urban farm in Cleveland. A strong storyteller, Graham has won 4 Emmy awards. Graham consults for the Aspen Institute, managing their partnership with Khan Academy and producing aspects of the Aspen Ideas Festival and the Vanity Fair New Establishment Summit. He founded the media company North Water Partners, producing content for global brands, arts and cultural institutions, and political campaigns. He serves on the boards of The Refugee Response, Cleveland Public Theatre, and the Bidwell Foundation.

Q&A with the Founder

Q: Please detail your product.
MANCAN Wine: MANCAN Wine produces high-quality wine in a can. We were deliberately non-varietal and non-vintage, instead opting for a universally drinkable wine that can deliver an identical flavor profile year after year. We have a simple lineup of red, white, and "fizzy" wine and will be adding a rose as well. We have created a memorable, edgy, and accessible brand.

Q: Please detail your wine sourcing, canning, and distribution.
MANCAN Wine: Our winemaker crafted a universally drinkable and consistent taste profile. The wine is made at Bronco Winery. From there, it goes to one of 2 production facility where it is put in tanks, canned, packed, then sent to a distribution facility where we ship it nationally to our distributors. We dose each can with nitrogen to lock in the taste profile, remove oxygen, and create a longer shelf life. We work with several distributors across markets in 11 states.

Q: Please detail your retailer acquisition and sales strategy.
MANCAN Wine: We do not focus our efforts on acquiring small retailers. Rather, we have a white whale strategy, targeting large retailers with direct outreach to decision makers. We target the top 20 stores when we expand into a new state. We reach out with guerilla sales tactics and cold outreach followed-up with targeted digital ads. We also attend trade shows and go through general submissions channels to get on retailers' shelves during spring and fall product resets.

Q: Please detail your customer acquisition and sales strategy.
MANCAN Wine: We run geo-targeted paid social media posts with a call to action directing traffic specific local retailer which carry MANCAN. We also hold in-store tastings, run selected sports radio placements, and host event activations.

Q: Please detail your retailer pipeline.
MANCAN Wine: We currently have a pipeline of over 51 retail and restaurant chains representing several thousand potential locations.

Q: Please detail your competitive advantages.
MANCAN Wine: We believe we have a first move advantage as there are still very few canned wine brands. We believe the strong brand we've built as the first exclusively wine in a can company also gives us an advantage. Our vessel size meets consumer behavior drinking patterns for our target demographic versus more traditional vessels. Our low capital costs keep our business lean and results in lower prices for consumers. Our product also provides strong margins to the retailer, incentivizing them to sell MANCAN to their customers.

Q: Please detail your strategy to scale post-raise and product roadmap.
MANCAN Wine: We will increase our marketing spend on the consumer side. The raise will also allow us to support large accounts with large inventory requirements and ensure that once that large inventory is on the shelves, we can run targeted marketing campaigns so those accounts sell through..

Q: What do you view as your exit opportunity?
MANCAN Wine: We anticipate being acquired by large alcohol brand.

Q: Please detail the lumpiness in your historical revenue.
MANCAN Wine: This is due to large order from retailers. Also, we see seasonality, with September- November traditionally being the largest months for alcohol brands and January and August being slow. At the end of 2016, decided to stop bringing on new distributors, cut some of our distributors, and expand to new distributors and markets in a more strategic manner, working with distributors who were more excited and incentivized to push MANCAN Wine as part of their portfolios.

Q: Please detail the unevenness of your margins.
MANCAN Wine: This is largely due to the need to clean-up our accounting. The variety has to do with when we are realizing the production costs, when we are receiving payment for POs, and when we are realizing tax costs. In actuality, our margins are consistently even.

Q: Please detail marketing and advertising expenses.
MANCAN Wine: Advertising includes paid social/digital ads (i.e. Twitter, Facebook, Google) and radio spots. Marketing expenses include trade shows, sponsorships (events), tasting labor, POS equipment, SWAG, and sample billbacks.

Q: Please detail your legal fees.
MANCAN Wine: These are largely to our alcohol lawyer to ensure we stay compliant with industry regulations, trademark costs, legal review for our partnership agreements, and fundraising costs.

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

EDIT SHARE

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Seed	Seed
Round size	US $1,070,000	US $1,070,000
Offering cap	N/A	US $1,070,000
Minimum investment	$20,000	US $500
Target minimum	US $400,000	US $400,000
Security type	Crowd Note	Crowd Note
Conversion discount	20.0%	20.0%
Valuation cap	US $4,000,000	US $4,000,000
Interest rate	5.0%	5.0%
Closing Conditions	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $400,000 under the Combined Offerings (the "Closing Amount") by the offering end date no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $400,000 under the Combined Offerings (the "Closing Amount") by the offering end date no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.
Investment Management Agreement	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with the Company's offering materials for additional details.	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with the Company's offering materials for additional details.

Use of Proceeds

If Minimum Amount Is Raised



Occupancy
G&A
Inventory
Employee Costs
Marketing

If Maximum Amount Is Raised



Marketing
Inventory
G&A
Employee Costs
Occupancy

Investor Perks

- $500-$999: 30% discount on all MANCAN products for 6 months + 6 branded koozies
- $1,000-$2,499: 30% discount on all MANCAN products for 12 months + 12 branded koozies
- $2,500-$4,999: 1 complimentary case of MANCAN + 30% discount on all MANCAN products for 12 months + 12 branded koozies
- $5,000-$9,999: 3 complimentary cases of MANCAN + 30% discount on all MANCAN products for 12 months + 12 branded koozies
- $10,000-$24,999: Strategy call with founders in advance of 2018 new product release (Rosé) + $5K level perks
- $25K - $49,999: Stocked MANCAN branded mini-fridge + $10K level /$5K level perks
- $50K - $99,999: Day with founders in Cleveland, OH touring the Firehouse Headquarters and catching a game at The Q (Cavs) + $25K/10K/5K level perks
- $100K+: VIP reception in Cleveland, OH + $50K/$25K/$10K level perks

Highlights
Pitch Deck
Team Story
Term Sheet
Prior Rounds
Market Landscape
Data Room
SeedInvest
Overview
Product & Service
Q&A with Founder
Investor Perks
Financial Discussion

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of MANCAN Wine's prior rounds by year.



$4500000
$4000000
$3500000
$3000000
$2500000
$2000000
$1500000
Pre-Seed (Common)
Current Seed (Crowd)

This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $292,000
Close Date	Jan 31, 2017
Security Type	Common Equity
Pre-money Valuation	US $1,967,315

Financial Discussion

Operations

The Company has incurred recurring losses and negative cash flows from operating activities since inception. The Company generated $66,300 in revenue in 2016, and $5,860 in 2015. Net losses was $104,504 and $90,050 in 2015, and 2016 respectively. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise capital.

Events

The Company's fixed assets consist of machinery and equipment, automobiles and trucks, and office equipment. The assets are depreciated using the straight-line method. Depreciation expense was $5,393, and $14,172 in 2015, and 2016 respectively.

The Company leases warehouse space for storage of its inventory on an as-needed basis under a per-unit stored lease arrangement. There are no future minimum lease payments due under the lease.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $10,000 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage Company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a Company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a Company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Market Landscape


$30,000,000
$25,000,000
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$0
2014
2015
2016
2017

US Canned Wine Industry

Canned wine is the fastest growing sector of the $60 annual US Wine Industry. While MANCAN is a first mover there are several other options in the marketplace representing different value propositions. The leader in the overall category is the Wine Group's Barefoot brand. They offer a cheep, low quality, spritzer product and have leveraged their preexisting distribution into vast shelf placement. Although this is a "canned wine", MANCAN's product targets those who enjoy quality wine, not a watered down version.

Risks and Disclosures

Risks Related to the Company's Business and Industry

Our historical revenue is very lump month to month. This lumpiness in revenue may lead to uncertainty in predicting future revenue. This may further exasperate any cash constraints the Company faces now or in the future.

The Company has a low cash position of $14K, which represents 1 month of burn given company projections. If the Company is unable to hit its revenue projections or raise additional capital, it may be unable to meet its financial obligations.

MANCAN Wine faces competition from other companies in the canned wine space. Existing companies that engage in the canned wine business or are within the beverage space could introduce new or enhance existing products. If the Company is able to establish a market around its product, it may find that larger, better funded companies may enter the market, which could negatively impact MANCAN's growth.

MANCAN anticipates heavily increasing its burn rate from ~$20K to ~$120K, largely to fund marketing. If the Company is unable to meet its projected revenue targets this elevated spend may quickly reduce the Company's runway.

The Company, Mancan Wine, LLC, is the owner of the trademark "Mancan" and was involved in litigation to protect their trademark against a non-affiliated company. A settlement has been proposed, and the trademark dispute is expected to be resolved within the next reporting period. Currently, no reasonable estimate of a probable loss can be made; therefore, no loss contingency was accrued in the Financial Statements.

The reviewing CPA has included a "going concern" note in the reviewed financials. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Fisk Biggar and Graham Veysey who are CFO and CEO of the Company. The Company has or intends to enter into employment agreements with Fisk Biggar and Graham Veysey although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Fisk Biggar and Graham Veysey or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We are heavily dependent on our distributors, yet we only have written agreements with some of them. In the United States where substantially all of our wine is sold, we sell wine to independent distributors for distribution to on-premise locations. Although we currently have a network of wholesale distributors, sustained growth will require us to maintain such relationships and enter into arrangements with additional distributors in new markets. No assurance can be given that we will be able to maintain our current distribution network or secure additional distributors on terms favorable to us, or at all.

Our distributors often represent competing wine brands, as well as national wine brands, and are to varying degrees influenced by their continued business relationships with other winemakers. Our independent distributors may be influenced by a large winery, particularly if they rely on that winery for a significant portion of their sales, which many distributors do. In addition, certain of our distributors cover a substantial network of certain on-premise retailers. While we believe that the relationships between us and our distributors are generally good, some of these relationships are relatively new and untested and there can be no assurance that any or all of our distributors will continue to effectively market and distribute our products. The loss of any distributor or the inability to replace a poorly performing distributor in a timely fashion could have a material adverse effect on our business, financial condition and results of operations.

We do not have agreements in place with any of our retail accounts. Although Mancan was sold in retail stores like Kroger, Whole Foods, and Costco, we do not any have contractual agreements signed with them. No assurance can be given that we will be able to maintain these retail relationships. The loss of any retail accounts or the inability to deliver orders in a timely fashion could have a material adverse effect on our business, financial condition and results of operations.

Federal, state and local laws and regulations govern the production and distribution of spirits, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships and various other matters. To operate our winery, we must obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration, state alcohol regulatory agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Noncompliance with such laws and regulations may cause the Alcohol and Tobacco Tax and Trade Bureau or any particular state or jurisdiction to revoke its license or permit, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines.

We have a controversial brand. Our business is substantially dependent upon awareness and market acceptance of our products and brands. Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse effect on our revenues and financial results.

The Company has related party transactions. The Company had outstanding non-interest bearing Related Party Loans payable in the amount of $18,128. These loans have no maturity date, and may be repaid at a future date at management's discretion.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales. We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes. Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the Securities Act or a financing using preferred shares),the notes will convert into a yet to-be-determined class of preferred stock. The notes will convert at a discount of 20%, or based on a $4 million valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $4 million valuation cap, so you should not view the $4 million as being an indication of the Company's value. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized Preferred Stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-Major Investor under the terms of the notes offered, and therefore, you have more limited information rights and you will not have the right to automatically participate in future offerings, and therefore not have the same anti-dilution protections as Major Investors.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 78.5% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

You will be bound by an investment management agreement, which limits your voting rights. As a result of purchasing the notes, all non-Major Investors (including all investors investing under Regulation CF) will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes or majority of the shares of the preferred equity the notes will convert into, vote to terminate the agreement.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	TYPE
Pitch Deck and Overview (2 files)	Folder
Product or Service (8 files)	Folder
Financials (2 files)	Folder
Fundraising Round (1 file)	Folder
Investor Agreements (2 files)	Folder
Miscellaneous (3 files)	Folder

EXHIBIT D

Investor Deck

MANCAN

AWESOME WINE IN A CAN

SEEDINVEST


RED WINE
MANCAN
RED WINE
WHITE WINE BLEND
375 ML 12.5% ALC/VOL
CONTAINS SULFITES
WINE

DISCLAIMER

DISCLAIMER

THIS PRESENTATION CONTAINS OFFERING MATERIALS PREPARED SOLELY BY MANCAN WITHOUT THE ASSISTANCE OF SI SECURITIES, AND NOT SUBJECT TO FINRA RULE 2210. IN ADDITION, THIS PRESENTATION MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS BASED INFORMATION CURRENTLY AVAILABLE AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS AS THEY ARE MEANT FOR ILLUSTRATIVE PURPOSES AND THEY DO NOT REPRESENT GUARANTEES OF FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE, OR ACHIEVEMENTS, ALL OF WHICH CANNOT BE MADE. MOREOVER, NO PERSON NOR ANY OTHER PERSON OR ENTITY ASSUMES RESPONSIBILITY FOR THE ACCURACY AND COMPLETENESS OF FORWARD-LOOKING STATEMENTS, AND IS UNDER NO DUTY TO UPDATE ANY SUCH STATEMENTS TO CONFORM THEM TO ACTUAL RESULTS.

THE PROBLEM

WINE IS A CHORE


MANCAN
WINE

THE CURRENT EXPERIENCE OF DRINKING WINE IS INCONVENIENT.

FROM DECIPHERING VARIETALS AND FLOWERY LABELS, TO GETTING OUT STEMWARE AND CORKSCREWS, THERE IS NO EASY GO-TO EVERYDAY WINE.

WHETHER WORKING THE GRILL, OUT AT A BAR, OR TAILGATING, WHY HAVE BEER DRINKERS HAD IT SO EASY FOR SO LONG?

OUR OPPORTUNITY

MAKE WINE EASY & AWESOME



MANCAN'S GOAL IS TO CAPTURE AND EXPAND THE WINE MARKET WITH UNIVERSALLY APPEALING BLENDS, CONVENIENT CONTAINERS, AND AN ETHOS THAT IS COOL, CASUAL,

AND UN-PRISSY.

MANCAN IS DELICIOUS CALIFORNIA WINE IN A 12.6 OZ CAN. THIS IS WINE WITHOUT ALL THE "WINE-NESS." SOMETHING SIMPLE AND HIGH-QUALITY THAT SOMEONE WOULD BE HAPPY TO BUY ANYWHERE.

OUR BRAND

MANCAN IS AN ETHOS



MANCAN WAS BORN OUT OF MY DESIRE FOR A SIMPLE, CAREFREE, HIGH-QUALITY WINE - WINE THAT YOU CAN TAKE ANYWHERE, AND THAT DEFINITELY ISN'T PERSNICKETY.

I TEAMED UP WITH MY CHILDHOOD PAL FISK, WHOM I MET 25 YEARS AGO AT SUMMER CAMP. WE NOW WORK TOGETHER IN AN OLD BRICK FIREHOUSE THAT STILL HAS THREE POLES. I'M LUCKY ENOUGH TO WALK TO WORK WITH MY DOG GRACEY, AND I ALWAYS STOCK A FULL FRIDGE OF **MANCAN**. ENJOY.

CHEERS, Graham

OUR BRAND

MANCAN MAKES IT SIMPLE

WHITE | RED | FIZZ



WHITE WINE
MANCAN
WHITE WINE BLEND
375 ML 12.5% ALC/VOL
RED WINE
MANCAN
RED WINE
FIZZ WINE
MANCAN
SPARKLING WINE
375 ML 12.5% ALC

WHITE	RED	FIZZ
★ BEST BUY ★	★ ★ ★ ★ ★ ★ ★	★ BEST BUY ★
85 POINTS	84 POINTS	87 POINTS

- » AGGRESSIVE PRICE POINT
- » CONSISTENT TASTE PROFILE ACROSS YEARS & HARVESTS
- » CUSTOMER BASE DOESN'T WANT TO DEAL WITH VARIETALS
- » UNIVERSALLY APPEALING, EASY-DRINKING TASTE
- » CRITICALLY ACCLAIMED BY:

WINE ENTHUSIAST MAGAZINE

DISCLAIMER: THE MEDIA ABOVE WAS NOT COMPENSATED IN EXCHANGE FOR THE RATING. IN ADDITION, THE RATING SHOULD NOT BE CONSTRUED AS AND/OR CONSIDERED INVESTMENT ADVICE.

THE LANDSCAPE

WINE'S NEW MILLENNIUM

$60B
ANNUAL US WINE SALES

74M
MILLENNIALS 21+

42%
PERCENTAGE OF WINE CONSUMED BY MILLENNIALS

3.1
GLASSES OF WINE CONSUMED BY MILLENNIALS PER SERVING



42%
20%
30%
MILLENNIALS
GENERATION X
BOOMERS

PERCENTAGE OF WINE CONSUMED



3.1
2.4
1.9
MILLENNIALS
GENERATION X
BOOMERS

GLASSES PER SERVING

DISCLAIMER: THIS SLIDE REFLECTS MANAGEMENT'S OPINION BASED ON THIRD PARTY RESEARCH AND IS SUBJECT TO RISKS AND UNCERTAINTIES. THIS SLIDE IS MEANT FOR ILLUSTRATIVE PURPOSES AND DOES NOT REPRESENT GUARANTEES FOR FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE, OR ACHIEVEMENTS.

THE LANDSCAPE

CANNED WINE SALE TRENDS


2017
2016
2015
2014
5M
10M
15M
20M
25M
30M

SOURCE: NIELSEN.COM

DISCLAIMER: THIS FIGURE REFLECTS MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS BASED ON INFORMATION CURRENTLY AVAILABLE AND IS SUBJECT TO RISKS AND UNCERTAINTIES. THIS FIGURE IS MEANT FOR ILLUSTRATIVE PURPOSES AND DOES NOT REPRESENT GUARANTEES OF FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE, OR ACHIEVEMENTS.

ENTERPRISE VALUE

CURRENT RETAIL PLACEMENTS

890+
TOTAL ACCOUNTS

132%
2017 YTD
ACCOUNT GROWTH

11
US MARKETS

*AS OF 9.30.17

DISCLAIMER: MANCAN DOES NOT CURRENTLY HAVE ANY AGREEMENTS WITH THESE PARTNERS LISTED ABOVE. THESE LOGOS ARE MEANT FOR ILLUSTRATIVE PURPOSES AND DO NOT REPRESENT GUARANTEES OF FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE, OR ACHIEVEMENTS.

ENTERPRISE VALUE

PERFORMANCE METRICS

119%
2017 YTD REV GROWTH

42%
2017 GROSS PROFIT MARGIN

+29%
2017 PRODUCTION EFFICIENCY*

	2016	2017	2018	2019	2020	2021	2022
REVENUE	.17M	.55M	2.0M	8.3M	25.0M	43.7M	61.2M
EBITDA	(.09)M	(.63)M	(1.65)M	(.77)M	2.1M	8.7M	13.7M
FREE CASH FLOW	(.13)M	(.55)M	(2.0)M	(1.88)M	(0.1)M	4.5M	7.5M
	ACTUAL	FORECASTED →					

DISCLAIMER: THIS FIGURE REFLECTS MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS BASED ON INFORMATION CURRENTLY AVAILABLE AND IS SUBJECT TO RISKS AND UNCERTAINTIES. THIS FIGURE IS MEANT FOR ILLUSTRATIVE PURPOSES AND DOES NOT REPRESENT GUARANTEES OF FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE, OR ACHIEVEMENTS. FIGURE REPRESENTS 2017 GROSS PROFIT MARGIN INCREASE FROM 35% (2015) TO 45%.

WHERE WE ARE GOING

DIGITAL MARKETING


MANCAN
CaseyNeistat
7,838,671 subscribers
1,829,452,411 views


MANCAN
DELICIOUS WINE IN A CAN.
*NOW AVAILABLE IN SECTIONS:
101, 127, 204, 112, & GATE 6


MANCAN
MANCAN
MANCAN

YOUTUBER: CASEY NEISTAT	FACEBOOK AD VIDEOS	TWITTER AD VIDEOS
6,377,085	1,787,716	1,109,840
3 PRODUCT MENTIONS - TOTAL VIEWS	TOTAL PEOPLE REACHED	TOTAL LIFETIME IMPRESSIONS

EARNED MEDIA

EARNED MEDIA:

ADWEEK
TODAY
THE WALL STREET JOURNAL. WSJ
Money
NBC

Wine Spectator www.winespectator.com
the meredith vieira show
THE HUFFINGTON POST
the Bold Italic SAN FRANCISCO

BRIDES
Mashable
theguardian
The Telegraph

DISCLAIMER: THE MEDIA ABOVE WERE NOT COMPENSATED IN EXCHANGE FOR THEIR TESTIMONIALS. IN ADDITION, THEIR TESTIMONIALS SHOULD NOT BE CONSTRUED AS AND/OR CONSIDERED INVESTMENT ADVICE.

LEADERSHIP




MANCAN



GRAHAM VEYSEY

- Nantucket Nectars Summer Juice Guy
- Plum TV Launch team & Head of Marketing
- North Water Partners Media Production; 4 Emmy Awards
- Aspen Ideas Festival Producer
- Vanity Fair New Establishment Summit Aspen Institute Lead
- Aspen Institute/Khan Academy Partnership Lead and Manager

FISK BIGGAR

- Little Nell Hotel, Aspen
- BB's Kitchen General Manager, Aspen (named one of Colorado's top new restaurants by *Esquire*)
- VP Corporate Development, Quintess Collection.
- Experienced in sales, business development, Food & Bev industry
- MBA, Daniels College of Business, University of Denver

MARIKA SHIOIRI-CLARK

- IDEO.org Design Fellow, San Francisco
- Worked on launch strategies for organizations in the US and Ghana, including a new product scaling strategy with Unilever
- Extensive experience working with Nike Foundation, Partners In Health, Clinton Foundation, and on multi-stakeholder projects
- Masters, Harvard Design School


MANCAN


MANCAN
WINE IN A CAN


MANCAN
WHITE WINE




MANCAN


MANCAN





EXHIBIT E

Video Transcript

Mancan is awesome-wine-in-a-can. Mancan was born out of my desire for a simple carefree high-quality wine, that you can take with you anywhere, and that definitely isn't persnickety. I teamed up with my childhood pal Fisk who I met 25 years ago at summer camp. We now work together in an old brick firehouse that still has three poles. I'm lucky enough to walk to work with my dog each day, Gracie. She's on each can. You can always count on us to have a fridge stocked full of Mancan. At Mancan we believe that our notes are much more rock and rolled and classical. Mancan is deliberately non-vintage and non-varietal with a universal drinkability that really is your everyday go-to. We can be the brand that's synonymous with wine and a can. The thought-seed for Mancan came the spring of 2014. I just finished renovating an old historic building and was covered in construction dust when I went to a bar with a pal. And I was really craving wine, but they had nothing there that would be anything I'd want to drink. Now I'm not a wine snob, but I saw all these craft beers at that bar and I thought why isn't there wine in the can?

it's working on getting that market saturation while we're trying to simultaneously get the story out there. Because our target really is Millennials and soccer dads we're able to look back at the last six months with real tangible data and figure out where were we successful, how can we put more resources or into those strategies, and grow it not just throughout this region and nationally, but make it a global brand. You should be able to have a no-hassle, go into your fridge, crack one open, and whack one back right from the can of a 100% award-winning California juice handcrafted in Sonoma County.

Awesome Wine in a can.